PROMISSORY NOTE

Principal Amount: $[   ]   **Issue Date: [   ]**
                                            Maturity Date: [   ]

This Promissory Note (the "***Note***") is made and entered into as of [Insert Date], by and between [Lender Name], herein referred to as the "***Lender***", and **Rancho Affordable Living LLC**, herein referred to as the "***Borrower***", collectively known as the "***Parties***".

The purpose of this Note is to set forth the terms and conditions under which the Lender agrees to loan a certain sum of money to the Borrower. The Borrower promises to repay this sum, along with any accrued interest and fees, to the Lender according to the terms specified herein. This Note is executed under and shall be governed by the laws of the State of Nevada.

1. **Principal Amount**. The principal amount ("***Principal***") of this Note, due and payable to the Lender by the Borrower, is [Insert Principal Amount] USD. The Principal shall be payable in lawful money of the United States of America at [Insert Payment Address of Lender], or at such other place as the Lender may from time to time designate in writing to the Borrower.

2. **Interest Rate**

   a. The interest rate applicable to the Principal of this Note shall be at a fixed rate of six percent (6%) per annum simple interest. This interest rate shall be calculated on the basis of a 365-day year and charged on the actual number of days elapsed. Interest shall begin to accrue on the Principal from the date of issuance of the Note until the Principal is paid in full.

   b. All interest payments under this Note are to be made to the Lender in lawful money of the United States of America at the address of the Lender or at such other place as the Lender may designate in writing. The Borrower shall have the right to prepay the Principal in whole or in part at any time without penalty. In the event of a prepayment, the Borrower shall also pay accrued interest on the amount of the Principal being prepaid up to the date of prepayment.

3. **Payment Schedule**

   a. The Borrower shall repay the Principal and make interest payments to the Lender according to the following schedule:

      i. The first interest payment is due 90 days after the issuance of the Note.

      ii. Subsequent interest payments are due every 90 days thereafter until the Principal is paid in full.

   b. The Principal shall be repaid in full on the maturity date specified in the Note, along with any accrued but unpaid interest. Should any date on which any payment is to be made falls on a Saturday, Sunday, or other day that the Federal

Reserve Bank is closed or is a public holiday in Nevada, the payment shall be due on the next business day.

4. **Term**. The term of this Note shall commence on the later of the dates on which this Note is executed by either Party and shall continue in full force and effect for a period of three (3) years, culminating on the Maturity Date, unless sooner terminated in accordance with the provisions of this Note or extended by mutual written agreement of the Parties. The Maturity Date, being three years from the execution date, is the date by which the Principal and all accrued Interest must be paid in full to the Lender by the Borrower.

5. **Maturity Bonus**. Upon repayment of the Principal amount in full, along with any and all accrued Interest, the Lender shall grant a bonus to the Borrower. This bonus will be equivalent to ten percent (10%) of the Principal amount.

6. **Governing Law**. This Promissory Note (the "*Note*") shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Delaware. Any legal suit, action, or proceeding arising out of or related to this Note shall be instituted exclusively in the federal courts of the United States or the courts of the State of Nevada in each case located in the city of Las Vegas and County of Clark, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding.

7. **Default and Remedies**

   a. In the event of a default under this Note, where the Borrower fails to pay any principal or interest due under the terms of this Note on or before the due date, or fails to observe or perform any other covenant, condition, or agreement contained in this Note, and such failure continues unremedied for a period of thirty (30) days after written notice of such failure has been given by the Lender to the Borrower, the following remedies shall be available to the Lender, to be exercised at its sole discretion:

      i. The Lender may declare all outstanding amounts of principal and interest, as well as any other amounts owed under the terms of this Note, to be immediately due and payable without further notice or demand.

      ii. The Lender may proceed to enforce payment of this Note and exercise any and all rights and remedies available to it under the laws of the State of Nevada, including but not limited to the right to collect from the Borrower all reasonable costs and expenses incurred in pursuing such remedies, including attorneys' fees.

      iii. In addition to any other remedies provided by law or in equity, the Lender may apply any security held in connection with this Note towards satisfaction of the Borrower's obligations under this Note.

b. Nothing in this clause shall be construed to limit or restrict the Lender's right to pursue any other remedy permitted by law or in equity. Furthermore, the exercise of any one remedy shall not be deemed exclusive and shall not preclude the exercise of any other remedies concurrently or subsequently.

8. **Usury Savings Clause**. Notwithstanding any provision to the contrary contained in this Note, the Lender shall not be entitled to receive, collect, or apply as interest any amount in excess of the maximum rate of interest permitted to be charged by applicable law. If the Lender ever receives, collects, or applies as interest any such excess, the amount which would be excessive interest shall be applied to the reduction of the principal amount owing under this Note, and if such amount exceeds the unpaid principal balance of this Note, such excess shall be refunded to the Borrower. In determining whether the interest paid or payable under any specified contingency exceeds the highest rate permitted by law, the Borrower and the Lender shall, to the maximum extent permitted under applicable law, (a) characterize any non-principal payment as an expense, fee, or premium rather than as interest; (b) exclude voluntary prepayments and the effects thereof; and (c) amortize, prorate, allocate, and spread in equal parts during the period of the full stated term of the Note, all interest at any time contracted for, charged, received, or reserved in connection with the Note.

9. **Notice**. Any notice or demand which by any provision of this Agreement is required or provided to be given shall be deemed to have been sufficiently given or served for all purposes by (i) being delivered in person to the party to whom the notice or demand is directed with written confirmation of receipt, or (ii) by being sent as first class mail, certified, return receipt requested, postage prepaid, or (iii) being sent via nationally recognized overnight carrier with tracking and delivery confirmation, in any event to the following address:

If to Borrower: 5280 S. Eastern Ave, Suite G3
Las Vegas, Nevada 89119

or if any other address shall at any time be designated by Maker in writing to the holders of record of the Note at the time of such designation to such other address

If to Lender: _____
_____
_____

or if any other address shall at any time be designated in writing to Maker, to such other address.

10. Miscellaneous

a. The terms and conditions set forth in this Note represent the entire agreement between the Parties concerning the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

b. Any amendment or modification of this Note or any waiver of any provision hereof must be in writing and signed by both Parties.

c. This Note may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

d. If any provision of this Note is held to be illegal, invalid, or unenforceable, such provision shall be fully severable, and this Note shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Note; the remaining provisions of this Note shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Note.

e. Neither this Note nor any rights hereunder may be assigned by the Borrower without the prior written consent of the Lender, which consent shall not be unreasonably withheld. The Lender may assign this Note and its rights hereunder upon written notice to the Borrower.

f. The headings in this Note are for convenience only and shall not be used in its interpretation.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, has caused this Note to be signed in its name by its duly authorized officer and to be dated the day and year above written.

BORROWER
RANCHO AFFORDABLE LIVING LLC

By: _____

Name:_____

Title:_____

LENDER
[   ]

By: _____

Name:_____

Title:_____